UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

**CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of report (Date of earliest event reported): April 22, 2014

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	1-5231	36-2361282
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

**One McDonald's Plaza
Oak Brook, Illinois**
(Address of Principal Executive Offices)

60523
(Zip Code)

(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On April 22, 2014, McDonald's Corporation (the "Company") issued an investor release reporting the Company's results for the first quarter 2014. A copy of the related investor release is being filed as Exhibit 99.1 to this Form 8-K and is incorporated by reference in its entirety. Also filed herewith and incorporated by reference as Exhibit 99.2 is supplemental information for the quarter ended March 31, 2014. The information under this Item 2.02, including such Exhibits, shall be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits*.

99.1   Investor Release of McDonald's Corporation issued April 22, 2014:
         McDonald's Reports First Quarter 2014 Results

99.2   McDonald's Corporation: Supplemental Information, Quarter Ended March 31, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: April 22, 2014

By: /s/ Kevin M. Ozan

Kevin M. Ozan
Corporate Senior Vice President – Controller

Exhibit 99.1



<u>**FOR IMMEDIATE RELEASE**</u>   <u>**FOR MORE INFORMATION CONTACT**</u>:
4/22/2014   Investors: Kathy Martin, 630-623-7833
                                                                         Media: Heidi Barker, 630-623-3791

McDONALD'S REPORTS FIRST QUARTER 2014 RESULTS

OAK BROOK, IL - McDonald's Corporation today announced results for the first quarter ended March 31, 2014, reflecting higher revenues compared with the prior year, while earnings per share for the quarter declined primarily due to the impact of prior year income tax benefits.

"At McDonald's, we aspire to be our customers' favorite place and way to eat and drink, and our actions are grounded in creating the best overall experience for our customers," said McDonald's President and Chief Executive Officer Don Thompson. "In the near term, we are prioritizing our efforts around those elements of the restaurant experience that are most impactful - offering the best food and beverage options and delivering outstanding service. For the long term, we are focused on more effectively leveraging consumer insights to guide our global growth priorities of optimizing our menu, modernizing the customer experience and broadening accessibility to brand McDonald's. We are intent on pursuing initiatives that will strengthen our relationship with our customers to reignite our business momentum."

First Quarter results included:

• Global comparable sales increase of 0.5% reflecting higher average check, as well as negative guest traffic in the U.S. and Asia/ Pacific, Middle East and Africa (APMEA)

• Consolidated revenues increase of 1% (3% in constant currencies)

• Consolidated operating income decrease of 1% (1% increase in constant currencies)

• Diluted earnings per share of $1.21, decrease of 4% (2% in constant currencies)

• Returned $1.2 billion to shareholders through dividends and share repurchases

In the U.S., comparable sales decreased 1.7% in the first quarter, and operating income declined 3%. Top-line results for the quarter reflected negative comparable guest traffic amid challenging industry dynamics and severe winter weather. Looking ahead, the U.S. remains focused on improving the restaurant experience through a continued commitment to operations and service excellence, customer engagement and menu choice to drive sales and profitability.

During the first quarter, Europe grew comparable sales 1.4%, and operating income by 6% (4% in constant currencies). Positive sales performance in the U.K., France and Russia was partially offset by ongoing weakness in Germany. Across Europe, a combination of unique limited-time food events, premium offerings and everyday affordable pricing contributed to positive performance.

APMEA's first quarter comparable sales increased 0.8% and operating income declined 10% (2% in constant currencies). Solid comparable sales performance in China and many other markets was somewhat offset by weakness in Japan, and to a lesser extent, Australia. Ongoing premium product innovation, convenience and affordability options were sales drivers for the quarter.

Looking forward, McDonald's is focused on stabilizing key priority markets including the U.S., Germany, Australia and Japan.

Don Thompson concluded, "In today's dynamic global marketplace, our goal is to ensure that we are evolving to remain a relevant and trusted brand by serving great-tasting, high-quality, affordable food and creating memorable experiences with our brand. By leveraging a deeper understanding of what our customers want with the power of our business model, our investments in restaurant capabilities and modernization, and our hard-earned competitive advantages, we will grow McDonald's business and deliver enduring profitable growth over the long term. As we begin the second quarter, global comparable sales for the month of April are expected to be modestly positive."

Quarters Ended March 31,	2014	2013	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
Revenues	$6,700.3	$6,605.3	1 %	3 %
Operating income	1,936.0	1,949.5	(1)	1
Net income	1,204.8	1,270.2	(5)	(3)
Earnings per share-diluted*	$ 1.21	$ 1.26	(4)%	(2)%

* Foreign currency translation had a negative impact of $0.03 on diluted earnings per share for the quarter.

THE FOLLOWING DEFINITIONS APPLY TO THESE TERMS AS USED THROUGHOUT THIS RELEASE

Comparable sales represent sales at all restaurants and comparable guest counts represent the number of transactions at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters. Comparable sales exclude the impact of currency translation. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. Generally, pricing has a greater impact on average check than product mix. Management reviews the increase or decrease in comparable sales and comparable guest counts compared with the same period in the prior year to assess business trends. The number of weekdays and weekend days, referred to as the calendar shift/trading day adjustment, can impact comparable sales and guest counts. In addition, the timing of holidays can impact comparable sales and guest counts.

Information in constant currency is calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases incentive compensation plans on these results because they believe this better represents the Company's underlying business trends.

RELATED COMMUNICATIONS

This press release should be read in conjunction with Exhibit 99.2 in the Company's Form 8-K filing for supplemental information related to the Company's results for the quarter ended March 31, 2014.

McDonald's Corporation will broadcast its investor conference call live over the Internet at 10:00 a.m. Central Time on April 22, 2014. A link to the live webcast will be available at www.investor.mcdonalds.com. There will also be an archived webcast and podcast available for a limited time.

The Company plans to release April 2014 sales information on May 8, 2014.

ABOUT McDONALD'S

McDonald's is the world's leading global foodservice retailer with over 35,000 locations serving approximately 70 million customers in over 100 countries each day. More than 80% of McDonald's restaurants worldwide are owned and operated by independent local business men and women.

FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME

Dollars and shares in millions, except per share data

Quarters Ended March 31,	2014	2013	Inc/ (Dec)	
Revenues				
Sales by Company-operated restaurants	$4,490.5	$4,445.4	$ 45.1	1 %
Revenues from franchised restaurants	2,209.8	2,159.9	49.9	2
TOTAL REVENUES	6,700.3	6,605.3	95.0	1
Operating costs and expenses				
Company-operated restaurant expenses	3,767.1	3,726.0	41.1	1
Franchised restaurants—occupancy expenses	417.1	395.2	21.9	6
Selling, general & administrative expenses	620.4	596.5	23.9	4
Other operating (income) expense, net	(40.3)	(61.9)	21.6	35
Total operating costs and expenses	4,764.3	4,655.8	108.5	2
OPERATING INCOME	1,936.0	1,949.5	(13.5)	(1)
Interest expense	135.5	128.1	7.4	6
Nonoperating (income) expense, net	17.2	4.6	12.6	n/m
Income before provision for income taxes	1,783.3	1,816.8	(33.5)	(2)
Provision for income taxes	578.5	546.6	31.9	6
NET INCOME	$1,204.8	$1,270.2	$(65.4)	(5)%
EARNINGS PER SHARE-DILUTED	$ 1.21	$ 1.26	$(0.05)	(4)%
Weighted average shares outstanding-diluted	995.9	1,010.8	(14.9)	(1)%

n/m Not meaningful

Exhibit 99.2

McDonald's Corporation
Supplemental Information
Quarter Ended March 31, 2014

SUPPLEMENTAL INFORMATION

The purpose of this exhibit is to provide additional information related to the results of McDonald's Corporation for the quarter ended March 31, 2014. This exhibit should be read in conjunction with Exhibit 99.1.

Impact of Foreign Currency Translation

While changes in foreign currency exchange rates affect reported results, McDonald's mitigates exposures, where practical, by purchasing goods and services in local currencies, financing in local currencies and hedging certain foreign-denominated cash flows. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases incentive compensation plans on these results, because they believe this better represents the Company's underlying business trends. Results excluding the effect of foreign currency translation (also referred to as constant currency) are calculated by translating current year results at prior year average exchange rates.

IMPACT OF FOREIGN CURRENCY TRANSLATION
Dollars in millions, except per share data

			Currency Translation Benefit/ (Cost)
Quarters Ended March 31,	**2014**	**2013**	**2014**
Revenues	$ 6,700.3	$ 6,605.3	$ (79.5)
Company-operated margins	723.4	719.4	(10.4)
Franchised margins	1,792.7	1,764.7	(18.5)
Selling, general & administrative expenses	620.4	596.5	2.8
Operating income	1,936.0	1,949.5	(28.8)
Net income	1,204.8	1,270.2	(29.3)
Earnings per share-diluted	$ 1.21	$ 1.26	$ (0.03)

Foreign currency translation had a negative impact on consolidated operating results for the quarter primarily due to the weaker Australian Dollar and many other foreign currencies, including the Russian Ruble and Canadian Dollar, partly offset by the stronger Euro and British Pound.

Net Income and Diluted Earnings per Share

For the quarter, net income decreased 5% (3% in constant currencies) to $1,204.8 million, and diluted earnings per share decreased 4% (2% in constant currencies) to $1.21. Foreign currency translation had a negative impact of $0.03 on diluted earnings per share.

For the quarter, net income and diluted earnings per share benefited from higher restaurant margin dollars, but were negatively impacted by an increase in the effective income tax rate due to a prior year tax benefit of nearly $50 million, and higher selling, general and administrative expenses primarily due to costs related to the 2014 Winter Olympics. Diluted earnings per share also benefited from a decrease in diluted weighted average shares outstanding.

During the quarter, the Company paid a quarterly dividend of $0.81 per share or $801.7 million and repurchased 4.5 million shares of its stock for $432.4 million.

Revenues

Revenues consist of sales by Company-operated restaurants and fees from restaurants operated by franchisees. Revenues from conventional franchised restaurants include rent and royalties based on a percent of sales along with minimum rent payments and initial fees. Revenues from franchised restaurants that are licensed to affiliates and developmental licensees include a royalty based on a percent of sales and generally include initial fees.

REVENUES
Dollars in millions

Quarters Ended March 31,	2014	2013	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
Company-operated sales				
U.S.	$1,040.9	$1,071.7	(3)%	(3)%
Europe	1,925.8	1,862.4	3	4
APMEA*	1,356.9	1,331.6	2	4
Other Countries & Corporate**	166.9	179.7	(7)	2
Total	$4,490.5	$4,445.4	1 %	2 %
Franchised revenues				
U.S.	$1,013.2	$1,016.8	0 %	0 %
Europe	786.4	724.0	9	4
APMEA	261.9	262.1	0	10
Other Countries & Corporate	148.3	157.0	(6)	8
Total	$2,209.8	$2,159.9	2 %	3 %
Total revenues				
U.S.	$2,054.1	$2,088.5	(2)%	(2)%
Europe	2,712.2	2,586.4	5	4
APMEA	1,618.8	1,593.7	2	5
Other Countries & Corporate	315.2	336.7	(6)	4
Total	$6,700.3	$6,605.3	1 %	3 %

*   APMEA represents Asia/Pacific, Middle East and Africa.

**   Other Countries & Corporate represents operations in Canada and Latin America, as well as Corporate activities.

- *Revenues:* Revenues increased 1% (3% in constant currencies) for the quarter primarily due to expansion.

  - *U.S.:* Revenues decreased for the quarter due to negative comparable sales, reflecting negative comparable guest counts amid challenging industry dynamics and severe winter weather.

  - *Europe:* The constant currency increase in revenues for the quarter benefited from expansion, primarily in Russia (which is almost entirely Company-operated), and positive comparable sales performance in the U.K., France and Russia, partly offset by negative results in Germany.

  - *APMEA:* The constant currency increase in revenues for the quarter was driven by China and other Asian markets due to positive comparable sales performance and expansion, partly offset by the impact of refranchising in Australia.

Comparable sales is a key performance indicator used within the retail industry and is reviewed by management to assess business trends. Increases or decreases in comparable sales represent the percent change in constant currency sales from the same period in the prior year for all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. Generally, pricing has a greater impact on average check than product mix.

COMPARABLE SALES AND GUEST COUNTS

| | Increase/ (Decrease) | | | |
| | Months Ended March 31,* | | Quarters Ended March 31,** | |
	2014	2013	2014	2013
U.S.	(0.6)%	(1.2)%	(1.7)%	(1.2)%
Europe	1.5	(0.8)	1.4	(1.1)
APMEA	(0.5)	1.7	0.8	(3.3)
Other Countries & Corporate	4.8	6.6	6.1	5.6
Total	0.5 %	0.3 %	0.5 %	(1.0)%

* The number of weekdays and weekend days can impact reported comparable sales. The calendar shift/trading day adjustment varied by area of the world, ranging from (1.3%) to (0.8%) in March 2014. In addition, the timing of holidays can impact comparable sales.

** On a consolidated basis, comparable guest counts (the number of transactions at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed) decreased 3.1% and 1.9% for the quarters 2014 and 2013, respectively.

The following tables present Systemwide sales growth rates and franchised sales. Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance, because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

SYSTEMWIDE SALES

| | Month Ended March 31, 2014 | | Quarter Ended March 31, 2014 | |
	Inc/ (Dec)	Increase Excluding Currency Translation	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	0%	0%	(1)%	(1)%
Europe	9	4	7	4
APMEA	(2)	4	(2)	5
Other Countries & Corporate	(7)	9	(6)	10
Total	1%	3%	1 %	3 %

FRANCHISED SALES
Dollars in millions

Quarters Ended March 31,	2014	2013	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$ 7,338.1	$ 7,376.6	(1)%	(1)%
Europe	4,402.2	4,064.6	8	4
APMEA	3,108.8	3,236.6	(4)	6
Other Countries & Corporate	1,867.6	1,978.0	(6)	11
Total*	$16,716.7	$16,655.8	0 %	3 %

*   Sales from developmental licensed restaurants and foreign affiliated markets where the Company earns a royalty based on a percent of sales totaled $3,548.5 million and $3,726.4 million for the quarters 2014 and 2013, respectively. Results were negatively impacted by the weaker Japanese Yen and Brazilian Real. The remaining balance of franchised sales is derived from conventional franchised restaurants where the Company earns rent and royalties based primarily on a percent of sales.

Restaurant Margins

FRANCHISED AND COMPANY-OPERATED RESTAURANT MARGINS
Dollars in millions

Quarters Ended March 31,	Percent		Amount		Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
	2014	2013	2014	2013		
Franchised						
U.S.	82.5%	82.9%	$ 836.1	$ 843.2	(1)%	(1)%
Europe	76.9	77.1	604.8	557.9	8	4
APMEA	86.3	87.7	226.1	229.9	(2)	8
Other Countries & Corporate	84.8	85.2	125.7	133.7	(6)	8
Total	81.1%	81.7%	$1,792.7	$1,764.7	2 %	3 %
Company-operated						
U.S.	17.3%	17.4%	$ 180.1	$ 186.8	(4)%	(4)%
Europe	17.0	16.7	328.0	311.7	5	5
APMEA	14.0	14.6	190.5	194.1	(2)	2
Other Countries & Corporate	14.9	14.9	24.8	26.8	(7)	1
Total	16.1%	16.2%	$ 723.4	$ 719.4	1 %	2 %

•   *Franchised:* Franchised margin dollars increased $28.0 million or 2% (3% in constant currencies) for the quarter primarily due to expansion.

   •   *U.S.:* The franchised margin percent decreased for the quarter due to negative comparable sales and higher depreciation related to reimaging.

   •   *Europe:* The franchised margin percent decreased for the quarter as positive comparable sales performance was more than offset by higher rent expense and the impact of refranchising in Germany and certain other markets.

   •   *APMEA:* The franchised margin percent decreased for the quarter partly due to the impact of refranchising and higher rent expense in Australia. The margin percent decrease reflected a higher proportion of conventionally-franchised restaurants relative to developmentally-licensed and affiliate restaurants. While this has a dilutive effect on the franchised margin percent, it results in higher franchised margin dollars.

- *Company-operated:* Company-operated margin dollars increased $4.0 million or 1% (2% in constant currencies).

  - *U.S.:* The Company-operated margin percent decreased slightly for the quarter as the positive impact of a higher average check, primarily due to pricing, was offset by negative comparable guest counts and higher commodity and crew labor costs.

  - *Europe:* The Company-operated margin percent increased for the quarter as strong performance in France and the U.K. was partially offset by higher commodity costs in Russia, due to the weaker Russian Ruble.

  - *APMEA:* The Company-operated margin percent for the quarter decreased as the impact of positive comparable sales was offset by higher labor, occupancy and other costs, as well as the negative impact of new restaurant openings. While the margin percent grew in several markets, including China and Australia, refranchising in Australia and the weaker Australian Dollar negatively impacted the segment's overall margin.

The following table presents Company-operated restaurant margin components as a percent of sales.

CONSOLIDATED COMPANY-OPERATED RESTAURANT EXPENSES AND MARGINS AS A PERCENT OF SALES

Quarters Ended March 31,	2014	2013
Food & paper	33.7%	33.8%
Payroll & employee benefits	26.2	26.3
Occupancy & other operating expenses	24.0	23.7
Total expenses	83.9%	83.8%
Company-operated margins	16.1%	16.2%

Selling, General & Administrative Expenses

- Selling, general and administrative expenses increased $23.9 million or 4% (4% in constant currencies) for the quarter primarily due to costs related to the 2014 Winter Olympics and higher employee costs.

- Selling, general and administrative expenses as a percent of revenues increased to 9.3% for the quarter 2014 compared with 9.0% for 2013, and as a percent of Systemwide sales increased to 2.9% for the quarter 2014 compared with 2.8% for 2013.

Other Operating (Income) Expense, Net

OTHER OPERATING (INCOME) EXPENSE, NET
Dollars in millions

Quarters Ended March 31,	2014	2013
Gains on sales of restaurant businesses	$(29.0)	$(52.7)
Equity in earnings of unconsolidated affiliates	(16.5)	(18.7)
Asset dispositions and other (income) expense, net	5.2	9.5
Total	$(40.3)	$(61.9)

- The Company's sale of restaurants to franchisees are aimed at achieving an optimal ownership mix in each market. Gains on sales of restaurant businesses decreased for the quarter, primarily in Australia, the U.S. and China.

- The Company's asset dispositions and other expense decreased primarily due to the gain on sale of a European market to a developmental licensee.

Operating Income

OPERATING INCOME
Dollars in millions

Quarters Ended March 31,	2014	2013	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$ 820.8	$ 844.7	(3)%	(3)%
Europe	752.5	708.1	6	4
APMEA	345.1	381.9	(10)	(2)
Other Countries & Corporate	17.6	14.8	19	n/m
Total	$1,936.0	$1,949.5	(1)%	1 %

n/m Not meaningful

- *Operating Income:* Operating income decreased $13.5 million or 1% (increased 1% in constant currencies) for the quarter.

  - *U.S.:* Operating results for the quarter reflected lower other operating income and lower restaurant margin dollars.

  - *Europe:* Constant currency operating results for the quarter were driven by higher restaurant margin dollars and higher other operating income, partly offset by higher selling, general and administrative expenses primarily due to the 2014 Winter Olympics.

  - *APMEA:* Constant currency operating results for the quarter decreased primarily due to lower gains on sales of restaurant businesses, mostly offset by higher franchised margin dollars.

Combined Operating Margin: Combined operating margin is defined as operating income as a percent of total revenues. Combined operating margin was 28.9% and 29.5% for the quarters 2014 and 2013, respectively.

Interest Expense

- Interest expense increased 6% for the quarter primarily due to higher average debt balances and interest rates.

Nonoperating (Income) Expense, Net

NONOPERATING (INCOME) EXPENSE, NET
Dollars in millions

Quarters Ended March 31,	2014	2013
Interest income	$(3.4)	$ (4.0)
Foreign currency and hedging activity	12.0	0.5
Other (income) expense, net	8.6	8.1
Total	$17.2	$ 4.6

Income Taxes

- The effective income tax rate was 32.4% and 30.1% for the quarters 2014 and 2013, respectively. The effective income tax rate for the first quarter 2013 included a tax benefit of nearly $50 million, reflecting the retroactive impact of certain tax benefits as a result of the American Taxpayer Relief Act of 2012.

Outlook

The Company expects many of the challenges faced in 2013 to persist in 2014, namely heightened competitive activity, continued consumer price sensitivity and ongoing cost pressures. Currently, the Company is focused on areas within our control and is evaluating opportunities to optimize its capital and restaurant ownership structures, as well as G&A expenditures, while maintaining its existing long-term financial strength and philosophy.

While the Company does not provide specific guidance on earnings per share, the following information is provided to assist in forecasting the Company's future results.

- Changes in Systemwide sales are driven by comparable sales and net restaurant unit expansion. The Company expects net restaurant additions to add approximately 2.5 percentage points to 2014 Systemwide sales growth (in constant currencies), most of which will be due to the 949 net restaurants (1,098 net traditional openings less 149 net satellite closings) added in 2013.

- The Company does not generally provide specific guidance on changes in comparable sales. However, as a perspective, assuming no change in cost structure, a 1 percentage point change in comparable sales for either the U.S. or Europe would change annual diluted earnings per share by about 4 cents.

- With about 75% of McDonald's grocery bill comprised of 10 different commodities, a basket of goods approach is the most comprehensive way to look at the Company's commodity costs. For the full year 2014, the total basket of goods cost is expected to increase 1%-2% in the U.S. and Europe.

- The Company expects full-year 2014 selling, general and administrative expenses to increase approximately 8% in constant currencies, with fluctuations expected between the quarters. The increase is primarily due to the impact of below target 2013 incentive-based compensation, expenses associated with our 2014 Worldwide Owner/Operator Convention and sponsorship of the Winter Olympics, and costs related to other initiatives.

- Based on current interest and foreign currency exchange rates, the Company expects interest expense for the full year 2014 to increase approximately 5-7% compared with 2013.

- A significant part of the Company's operating income is generated outside the U.S., and about 40% of its total debt is denominated in foreign currencies. Accordingly, earnings are affected by changes in foreign currency exchange rates, particularly the Euro, British Pound, Australian Dollar and Canadian Dollar. Collectively, these currencies represent approximately 65% of the Company's operating income outside the U.S. If all four of these currencies moved by 10% in the same direction, the Company's annual diluted earnings per share would change by about 25 cents.

- The Company expects the effective income tax rate for the full-year 2014 to be 31% to 33%. Some volatility may be experienced between the quarters resulting in a quarterly tax rate that is outside the annual range.

- The Company expects capital expenditures for 2014 to be between $2.9-$3.0 billion. Over half of this amount will be used to open new restaurants. The Company expects to open about 1,500-1,600 restaurants including about 500 restaurants in affiliated and developmental licensee markets, such as Japan and Latin America, where the Company does not fund any capital expenditures. The Company expects net additions of between 1,000-1,100 restaurants. The remaining capital will be used to reinvest in existing locations, in part through reimaging. Over 1,000 restaurants worldwide are expected to be reimaged, including locations in affiliated and developmental licensee markets that require no capital investment from the Company.

- The Company expects to return approximately $5 billion to shareholders through dividends and share repurchases in 2014.

Restaurant Information

SYSTEMWIDE RESTAURANTS

At March 31,	2014	2013	Inc/(Dec)
U.S.*	14,261	14,156	105
Europe			
Germany*	1,468	1,442	26
France	1,304	1,262	42
United Kingdom	1,225	1,214	11
Italy	484	461	23
Spain	461	445	16
Russia	420	363	57
Other	2,269	2,209	60
Total Europe	7,631	7,396	235
APMEA			
Japan*	3,147	3,269	(122)
China	1,980	1,734	246
Australia	923	896	27
Taiwan	416	389	27
Other	3,504	3,223	281
Total APMEA	9,970	9,511	459
Other Countries & Corporate			
Canada*	1,420	1,405	15
Brazil	816	736	80
Other	1,395	1,361	34
Total Other Countries & Corporate	3,631	3,502	129
Systemwide restaurants	35,493	34,565	928
Countries	120	119	1

* Reflected the following satellites: At March 31, 2014 - U.S. 960, Germany 194, Japan 656, Canada 423; At March 31, 2013 - U.S. 988, Germany 187, Japan 772, Canada 432.

SYSTEMWIDE RESTAURANTS BY TYPE

At March 31,	2014	2013	Inc/ (Dec)
U.S.			
Conventional franchised	12,722	12,605	117
Company-operated	1,539	1,551	(12)
Total U.S.	14,261	14,156	105
Europe			
Conventional franchised	5,330	5,149	181
Developmental licensed	233	226	7
Total Franchised	5,563	5,375	188
Company-operated	2,068	2,021	47
Total Europe	7,631	7,396	235
APMEA			
Conventional franchised	1,104	955	149
Developmental licensed	2,431	2,138	293
Foreign affiliated	3,572	3,657	(85)
Total Franchised	7,107	6,750	357
Company-operated	2,863	2,761	102
Total APMEA	9,970	9,511	459
Other Countries & Corporate			
Conventional franchised	1,213	1,184	29
Developmental licensed	2,169	2,056	113
Total Franchised	3,382	3,240	142
Company-operated	249	262	(13)
Total Other Countries & Corporate	3,631	3,502	129
Systemwide			
Conventional franchised	20,369	19,893	476
Developmental licensed	4,833	4,420	413
Foreign affiliated	3,572	3,657	(85)
Total Franchised	28,774	27,970	804
Company-operated	6,719	6,595	124
Total Systemwide	35,493	34,565	928

Risk Factors and Cautionary Statement Regarding Forward-Looking Statements

The information in this report includes forward-looking statements about our plans and future performance, including those under Outlook. These statements use such words as "may," "will," "expect," "believe" and "plan." They reflect our expectations and speak only as of the date of this report. We do not undertake to update them. Our expectations (or the underlying assumptions) may change or not be realized, and you should not rely unduly on forward-looking statements.

Our business results are subject to a variety of risks. The most important of these is whether we can remain relevant and a brand that customers trust. Meeting customer expectations is complicated by the risks inherent in our global operating environment. Challenging economic conditions continue to pressure our operating and financial performance. In particular, in some of our major markets, IEO segments may remain stagnant or experience modest growth, reflecting broad-based consumer caution, price sensitivity, and intensifying competitive activity by both traditional and non-traditional competitors. Further, certain menu, pricing and promotional decisions may continue to yield results below desired levels and could continue to negatively impact sales, guest counts and market share. We have the added challenge of differing cultural, regulatory and economic environments that exist within and among the more than 100 countries where McDonald's restaurants operate. Our initiatives may not have universal appeal among different segments of our customer base and could drive unanticipated changes in guest counts and customer perceptions. Our operations, plans and results are also affected by many factors, including regulatory, tax and other initiatives around the world as described in this section.

The risks that can have an impact on the Company's financial performance, both in the near- and long-term, are reflected in the following considerations and factors that we believe are most likely to affect our performance. In reviewing these risks, it is important to understand the Company's business model. The Company's restaurant margins arise from two sources: Company-operated restaurants and franchised restaurants. As it relates to our Company-operated restaurants, our business model is built around growing comparable sales to realize margin leverage, and given the conditions described in this section as well as persistent cost pressures, we expect margins for Company-owned restaurants will remain challenged in 2014. Our franchisees manage their businesses independently, and therefore are responsible for the operation of their restaurants. The margins the Company realizes from franchised restaurants are largely dependent on the ability of our franchisees to grow their sales and many of the factors described in this section will likely have a negative impact on franchised margins in 2014. Although the Company's reported results do not include franchisee profits, their financial viability is important to our success as it enable franchisees to effectively deliver the McDonald's experience.

Our ability to remain a relevant and trusted brand and to increase sales and profits depends largely on how well we execute the Plan to Win and our global growth priorities.

The Plan to Win aligns the McDonald's System (which represents the Company, its franchisees and suppliers) around the three global growth priorities that represent our greatest opportunities to drive results - optimizing our menu, modernizing the customer experience and broadening accessibility to our brand in order to remain relevant to our customers. It also keeps us focused on a common approach to execution through our continued emphasis on people, products, place, price and promotion. The quality of our execution depends mainly on the following:

- Our System's ability to anticipate and respond effectively to trends or other factors that affect the IEO segment and our competitive position in the diverse markets we serve, such as spending patterns, demographic changes, trends in food preparation, consumer preferences and publicity about us, all of which can drive perceptions of our business or affect the willingness of other companies to enter into site, supply or other arrangements with us;

- Our System's continued innovation in all aspects of the McDonald's experience, including successful menu enhancements, to differentiate the McDonald's experience in a way that balances value with margin levels;

- The impact of changes to our value menu, which has been and will continue to be an important component of our System's overall menu strategy; our ability to develop robust menu enhancements, and whether these will result in sales gains; our System's ability to manage the complexity of our restaurant operations resulting from providing customers additional choices; our System's ability to adapt our plans to deliver a locally-relevant experience in a highly competitive, value-driven operating environment; and our System's ability to leverage promotional or operating successes across markets;

- The risks associated with our franchise business model, including whether our franchisees have the experience and financial resources to be effective operators and remain aligned with us on operating, promotional and capital-intensive initiatives, especially during periods of underperformance, and the potential impact on us if they experience food safety or other operational problems or project a brand image inconsistent with our values, particularly if our contractual and other rights and remedies are limited, costly to exercise or subject to litigation;

- The success of our System's tiered approach to menu offerings; the impact of pricing, product, marketing and promotional plans on sales and margins; and our System's ability to adjust these plans to respond quickly to changing economic and competitive conditions;

- Our System's ability to drive restaurant improvements that achieve optimal capacity, particularly during peak mealtime hours, and motivate McDonald's restaurant personnel and our franchisees to achieve consistency and high service levels so as to improve perceptions of our System's ability to meet expectations for quality food served in clean and friendly environments;

- Our System's plans for restaurant reimaging and rebuilding, and whether we are able to identify and develop restaurant sites consistent with our System's plans for net growth of System-wide restaurants and achieve our sales and profitability targets;

- Our System's ability to respond effectively to adverse perceptions about the quick-service category of the IEO segment or about our food (including its nutritional content and preparation), promotions and premiums, such as Happy Meal toys (collectively, our "products"), how we source the commodities we use, and our ability to manage the potential impact on McDonald's of food-borne illnesses or product safety issues;

- The success of our sustainability initiatives to support our brand ambition of good food, good people and good neighbor, which will require System-wide coordination and alignment, including with our franchisees, and whether we will be effective in addressing these and other matters of social responsibility in a way that inspires trust and confidence;

- The costs and risks associated with our System's increasing reliance on technological and digital systems (e.g., point-of-sale and other in-store systems or platforms) that support our System-wide restaurants; the risk that we will not fully realize the benefits of the significant investments we are making to enhance the customer experience; the potential for technology system performance failures, security breaches involving our systems or those of third-party providers; legal risks associated with data collection, protection and management, in particular as it relates to information we collect when we provide technology-related services to franchisees; and litigation risk involving intellectual property rights;

- The impact of economic action, such as boycotts, or protests, employee strikes, and supply chain interruptions (including due to lack of supply or price increases) that can adversely affect us or the suppliers, franchisees and others that are also part of the McDonald's System and whose performance has a material impact on our results;

- The impact of campaigns by labor organizations and activists, including through the use of social media and other mobile communications and applications, to promote adverse perceptions of the quick-service category of the IEO segment or our brand, management, suppliers or franchisees, or to promote or threaten specific economic action involving the industry, McDonald's or our suppliers and franchisees;

- Our System's ability to recruit and retain qualified personnel to manage our operations and growth; and

- Whether we will be able to develop an effective and compelling global digital strategy in the future that will enhance customer engagement and whether competitor loyalty initiatives will impact our ability to attract customers, particularly as these initiatives become established and customer acquisition costs (i.e., switching costs) increase.

Our results and financial condition are affected by global and local market conditions, and the prolonged challenging economic environment can be expected to continue to pressure our results.

Our results of operations are substantially affected by economic conditions, both globally and in local markets, and conditions can also vary substantially by market. The current global environment has been characterized by weak economies, high unemployment rates and inflationary pressures. Many major economies, both advanced and developing, are still facing ongoing economic issues. In the U.S., these include concerns about the long-term direction of federal fiscal policies. In many European markets, consumer and business confidence and spending remain muted. Important markets in Asia have also been experiencing slower growth rates. Uncertainty about the long-term environment could derail any potential improvements in economic activity for 2014.

These conditions have pressured our performance, adversely affecting sales, guest counts and/or our market share in many markets, including some major markets. We are also facing increasing competition from an expanded set of competitors that include many non-traditional market participants such as conventional retailers and coffee shops. To address this environment, we are intensifying our focus on increasing our relevance to drive guest counts through menu, pricing and promotional actions. Certain of these actions can adversely affect our margin percent and therefore we expect that margins will remain under pressure. The key factors that can affect our operations, plans and results in this environment are the following:

- Whether our strategies will be effective in enabling market share gains, which have been achieved at declining rates in recent periods, while at the same time enabling us to achieve our targeted operating income growth despite the current adverse economic conditions, resurgent competitors and an increasingly complex and costly advertising environment;

- The effectiveness of our supply chain management to assure reliable and sufficient product supply on favorable terms;

- The impact on consumer disposable income levels and spending habits of governmental actions to manage national economic matters, whether through austerity or stimulus measures and initiatives intended to control wages, unemployment, credit availability, inflation, taxation and other economic drivers;

- The impact on restaurant sales and margins of ongoing commodity price volatility, and the effectiveness of pricing, hedging and other actions taken to address this environment;

- The impact on the margins of our Company-owned restaurants that we cannot offset through price increases, and the trend toward higher wages and social expenses in both mature and developing markets;

- The impact of foreign exchange and interest rates on our financial condition and results;

- The challenges and uncertainties associated with operating in developing markets, which may entail a relatively higher risk of political instability, economic volatility, crime, corruption and social and ethnic unrest, including the recent events in the Ukraine and Russia, all of which are exacerbated in many cases by a lack of an independent and experienced judiciary and uncertainties in how local law is applied and enforced, including in areas most relevant to commercial transactions and foreign investment;

- The nature and timing of decisions about underperforming markets or assets, including decisions that result in impairment charges that reduce our earnings; and

- The impact of changes in our debt levels on our credit ratings, interest expense, availability of acceptable counterparties, ability to obtain funding on favorable terms or our operating or financial flexibility, especially if lenders impose new operating or financial covenants.

Increasing legal and regulatory complexity will continue to affect our operations and results in material ways.

Our legal and regulatory environment worldwide exposes us to complex compliance, litigation and similar risks that could affect our operations and results in material ways. In many of our markets, including the United States and Europe, we are subject to increasing regulation, which has increased our cost of doing business. In developing markets, we face the risks associated with new and untested laws and judicial systems. Among the more important regulatory and litigation risks we face and must manage are the following:

- The cost, compliance and other risks associated with the often conflicting and highly prescriptive regulations we face, including where inconsistent standards imposed by governmental authorities can adversely affect popular perceptions of our business and increase our exposure to litigation or governmental investigations or proceedings;

- The impact of new, potential or changing regulations that can affect our business plans, such as those relating to product packaging, marketing and the nutritional content and safety of our food and other products, as well as the risks and costs of our labeling and other disclosure practices, particularly given varying legal requirements and practices for testing and disclosure within our industry, ordinary variations in food preparation among our own restaurants, and the need to rely on the accuracy and completeness of information from third-party suppliers;

- The impact of nutritional, health and other scientific studies and conclusions, which constantly evolve and often have contradictory implications, but nonetheless drive popular opinion, litigation and regulation (including initiatives intended to drive consumer behavior) in ways that could be material to our business;

- The impact of litigation trends, particularly in our major markets, including class actions, employment and personal injury claims, litigation with or involving our relationship with franchisees, landlord/tenant disputes and intellectual property claims (including often aggressive or opportunistic attempts to enforce patents used in information technology systems); the relative level of our defense costs, which vary from period to period depending on the number, nature and procedural status of pending proceedings; the cost and other effects of settlements or judgments, which may require us to make disclosures or take other actions that may affect perceptions of our brand and products; and the scope and terms of insurance or indemnification protections that we may have;

- Adverse results of pending or future litigation, including litigation challenging the composition and preparation of our products, or the appropriateness or accuracy of our marketing or other communication practices;

- The risks and costs to us, our franchisees and our supply chain of the effects of climate change, greenhouse gases, energy and water resources, as well as the increased public focus, including by governmental and non-governmental organizations, on these and other environmental sustainability matters (e.g., packaging and waste, animal health and welfare and land use) and the increased pressure to make commitments or set targets and take actions to meet them, which could expose the Company to market, operational and execution costs or risks, particularly when actions are undertaken System-wide;

- The increasing focus on workplace practices and conditions and costs and other effects of compliance with U.S. and overseas regulations affecting the Company's workforce (both Company staff and employees working in our Company-owned restaurants), including those relating to wage and hour, healthcare, immigration, retirement and other employee benefits and unlawful workplace discrimination, and our potential exposure to reputational and other harm regarding our workplace practices or conditions or those of our independent franchisees or suppliers (or perceptions thereof);

- Disruptions in our operations or price volatility in a market that can result from governmental actions, such as price, foreign exchange or import-export controls, increased tariffs or government-mandated closure of our or our suppliers' operations, and the cost and disruption of responding to governmental investigations or proceedings, whether or not they have merit;

- The legal and compliance risks and costs associated with privacy, data protection and similar laws, particularly as they apply to children, the potential costs (including the loss of consumer confidence) arising from alleged security breaches of information systems, and the risk of resulting criminal penalties or civil liability related to such breaches;

- The impact on our operations of tax and other regulations affecting capital flows, financial markets or financial institutions, which can limit our ability to manage and deploy our liquidity or increase our funding costs; and

- The impact of changes in financial reporting requirements, accounting principles or practices, including with respect to our critical accounting estimates, changes in tax accounting or tax laws (or related authoritative interpretations), particularly if corporate tax reform becomes a key component of budgetary initiatives in the United States and elsewhere, and the impact of settlements of pending or any future adjustments proposed by the IRS or other taxing authorities in connection with our tax audits, all of which will depend on their timing, nature and scope.

Trading volatility and price of our common stock may be affected by many factors.

Many factors affect the volatility and price of our common stock in addition to our operating results and prospects. The most important of these, some of which are outside our control, are the following:

- The continuing unpredictable global economic and market conditions;

- Governmental action or inaction in light of key indicators of economic activity or events that can significantly influence financial markets, particularly in the United States which is the principal trading market for our common stock, and media reports and commentary about economic or other matters, even when the matter in question does not directly relate to our business;

- Changes in financial or tax reporting and accounting principles or practices that materially affect our reported financial condition and results and investor perceptions of our performance;

- Trading activity in our common stock or trading activity in derivative instruments with respect to our common stock or debt securities, which can be affected by market commentary (including commentary that may be unreliable or incomplete); unauthorized disclosures about our performance, plans or expectations about our business; our actual performance and creditworthiness; investor confidence generally; actions by shareholders and others seeking to influence our business strategies; portfolio transactions in our stock by significant shareholders; or trading activity that results from the ordinary course rebalancing of stock indices in which McDonald's may be included, such as the S&P 500 Index and the Dow Jones Industrial Average;

- The impact of our stock repurchase program or dividend rate; and

- The impact on our results of other corporate actions, such as those we may take from time to time as part of our continuous review of our corporate structure in light of business, legal and tax considerations.

Our results and prospects can be adversely affected by events such as severe weather conditions, natural disasters, hostilities and social unrest, among others.

Severe weather conditions, natural disasters, hostilities and social unrest, terrorist activities, health epidemics or pandemics (or expectations about them) can adversely affect consumer spending and confidence levels or other factors that affect our results and prospects, such as commodity costs. Our receipt of proceeds under any insurance we maintain with respect to certain of these risks may be delayed or the proceeds may be insufficient to offset our losses fully.